THIS INVESTOR RIGHTS AGREEMENT dated as of March 16, 2023

BETWEEN:

WHEATON PRECIOUS METALS CORP., a company existing under the laws of the Province of Ontario, Canada

(the "Investor")

- and -

INTEGRA RESOURCES CORP., a company existing under the laws of the Province of British Columbia, Canada

(the "Corporation")

WHEREAS pursuant to the terms of a subscription agreement for subscription receipts dated March 16, 2023 between the Corporation and the Investor (the "Subscription Agreement") and the terms of a subscription receipt agreement dated on or about the date hereof between the Corporation, Raymond James Ltd., BMO Nesbitt Burns Inc., Cormark Securities Inc. and the Investor (the "Subscription Receipt Agreement"), the Corporation has issued to the Investor on a private placement basis 15,000,000 subscription receipts (the "Subscription Receipts") convertible, upon satisfaction of the Escrow Release Conditions (as defined in the Subscription Receipt Agreement), into common shares  in the capital of the Corporation on the terms and conditions of the Subscription Agreement and the Subscription Receipt Agreement;

AND WHEREAS the Parties have agreed to enter into this Agreement to provide the Investor with certain rights as a result of the transactions contemplated by the Subscription Agreement and the Subscription Receipt Agreement;

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement:

"Affiliate" means, in relation to any person, any other Person controlling, controlled by, or under common control with such first mentioned Person;

"Agreement", "this Agreement", "the Agreement", "hereof", "herein", "hereto", "hereby", "hereunder" and similar expressions mean this Agreement, including all of its schedules and all instruments supplementing, amending or confirming this Agreement. All references to "Articles" or "Sections" refer to the specified Article or Section of this Agreement;

"Board" means the board of directors of the Corporation;

"Business Day" means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Province of British Columbia;

"Change of Control Transaction" of a Person means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other Person or group of other Persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of 50% or more of the voting shares of such Person, measured by voting power rather than number of shares; or (ii) acquires control of such Person; or (iii) the Corporation otherwise ceases to be the beneficial owner, directly or indirectly, of 50% or more of the voting shares of such Person, measured by voting power rather than number of shares;

"Common Shares" means the common shares in the capital of the Corporation;

"control" means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a Person, whether by ownership of securities, by contract or otherwise (including by way of entitlement to nominate a majority of the directors of such Person); and "controls", "controlling", "controlled by" and "under common control with" have corresponding meanings;

"Corporation" has the meaning ascribed thereto in the recitals;

"Disposition" has the meaning ascribed to that term in Section 4.1(1);

"Equity and Voting Interest of the Investor" means, at any time, the quotient that is obtained by dividing (i) the aggregate number of Common Shares beneficially owned by the Investor and its Affiliates at such time by (ii) the aggregate number of Common Shares issued and outstanding at such time, on a non-diluted basis, expressed as a percentage;

"Exchanges" means the TSX Venture Exchange, NYSE American or such other principal stock exchange(s) and quotation service(s), if any, as the Common Shares may be listed or quoted on, as applicable, from time to time;

"Exempt Issuance" means the issuance by the Corporation of Common Shares or Subject Securities: (i) to eligible recipients under compensation plans in existence on the date hereof or approved by shareholders of the Corporation in the future; (ii) upon the exercise, conversion or settlement of any exchangeable or convertible Subject Securities, including for greater certainty, Common Shares issuable to Beedie Investments Ltd. pursuant to the terms of a convertible loan agreement dated July 28, 2022, as amended; (iii) in connection with or pursuant to any merger, business combination, tender offer, exchange offer, take-over bid, arrangement, asset purchase or other acquisition of assets or shares of an arm's length third party; (iv) pursuant on an "at-the-market distribution" as defined under National Instrument 44-102 - Shelf Distributions; (v) as a result of the consolidation or subdivision of any securities of the Corporation or its subsidiaries, or as special distributions, stock dividends, rights offerings, or payments in kind or similar transactions; and (vi) to the Investor or any of its Affiliates;

"Investor" has the meaning ascribed thereto in the recitals;

"Issue Price" has the meaning ascribed thereto in Section 3.1(1);

"Issued Shares" means the Common Shares to be issued to the Investor upon conversion of the Subscription Receipts in accordance with the terms and conditions of the Subscription Receipt Agreement.

"Offered Securities" has the meaning ascribed thereto in Section 3.1(1);

"Offering" has the meaning ascribed thereto in Section 3.1(1);

"Offering Notice" has the meaning ascribed thereto in Section 3.1(1);

"Participation Right" has the meaning ascribed there in Section 3.1(2);

"Parties" means the parties to this Agreement and "Party" means any of them;

"Person" means an individual, body corporate with or without share capital, partnership, joint venture, entity, unincorporated association, syndicate, firm, sole proprietorship, trust, pension fund, union, board, tribunal, governmental or quasi-governmental authority and the heirs, beneficiaries, executors, legal representatives or administrators of an individual;

"Subject Securities" means securities that are directly or indirectly convertible into or exchangeable, redeemable or exercisable for Common Shares;

"Subscription Notice" has the meaning ascribed thereto in Section 3.1(3);

"Subscription Receipt Agreement" has the meaning ascribed thereto in the recitals;

"Threshold Percentage" means the lesser of: (i) the Equity and Voting Interest of the Investor calculated immediately upon the issuance of the Underlying Shares (as defined in the Subscription Receipt Agreement) (including the Issued Shares) in accordance with the terms and conditions of the Subscription Agreement; and (ii) 5%; and

"Transfer" means to sell, transfer, grant, assign, donate, create an encumbrance, grant a right to purchase or in any other manner convey, transfer, alienate or dispose of, or commit to do any of the foregoing.

Section 1.2 Time of the Essence

Time shall be of the essence of each provision of this Agreement.  Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

Section 1.3 Calculation of Time

Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

Section 1.4 Business Days

Whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken on the first Business Day following such day.

Section 1.5 Headings

The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections.  The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

Section 1.6 Plurals and Gender

Words in the singular include the plural and vice versa and words in one gender include all genders.

Section 1.7 Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder) as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise stated.

Section 1.8 Other References

"Include," "includes" and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import.

ARTICLE 2
CONDITION PRECEDENT AND TERMINATION

Section 2.1 Condition Precedent

Article 3 and Article 4 of this Agreement shall not become binding on the parties and shall have no force or effect unless and until the Issued Shares have been issued to the Investor in accordance with the terms and conditions of the Subscription Receipt Agreement.

Section 2.2 Termination

In the event that the Subscription Receipts are terminated and cancelled in accordance with the terms and conditions of the Subscription Receipt Agreement upon the occurrence of a Termination Event (as defined therein), then this Agreement shall automatically terminate and be of no further force and effect.

ARTICLE 3
PARTICIPATION RIGHTS

Section 3.1 Participation Right

(1) Subject to Section 3.1(2), in the event the Corporation proposes to issue, or offers or agrees to issue (an "Offering") any shares or other equity securities (or any securities exercisable for, or convertible or exchangeable into, shares or equity securities) other than pursuant to an Exempt Issuance (the "Offered Securities"), the Corporation shall give written notice to the Investor of the Offering as soon as possible, but in any event not later than two Business Days following the announcement of the Offering (the "Offering Notice") including the full particulars of the Offering, including the issue price (subject to Section 3.1(7)) (the "Issue Price"), if determined at that time, of the Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the number of Offered Securities proposed to be issued to Persons in the Offering other than the Investor, the proposed use of proceeds (if any), the proposed completion date of the Offering, and any other terms and conditions relating to the Offering. The Offering Notice shall also include copies of any investor presentation, prospectus or offering memorandum or similar disclosure document, subscription agreement and other materials delivered by or proposed to be delivered by the Corporation (or by any agent or investment dealer acting on behalf of the Corporation) to potential subscribers under the Offering.

(2) The Investor (directly or through an Affiliate) has the right (the "Participation Right"), to subscribe for and to be issued as part of an Offering at the Issue Price and otherwise on substantially the terms and conditions of the Offering, up to such number of Offered Securities that will (after giving effect to the Offering and assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable to the Investor) allow the Investor and its Affiliates to maintain a percentage ownership interest in the Common Shares equal to the then Equity and Voting Interest of the Investor, up to a maximum of 9.9%.

(3) The Offering Notice will specify the time within which the Participation Right, if not exercised in whole or in part, will be deemed to be declined, which time shall be five Business Days after the date on which such Offering Notice is given. Notwithstanding the foregoing, if the Offering is carried out as any type of offering which does not include a roadshow and may be launched in less than five Business Days according to usual market practice (including, without limitation, a "bought deal" or overnight marketed deal), the five Business Day period following receipt of the Offering Notice by the Investor shall not apply, and the Corporation shall give the Investor the most notice possible under the circumstances, but in no event no less than three Business Days, considering the promptness with which such offerings are currently carried out according to usual market practice, and the Investor shall only have such amount of time (but at least three Business Days) to notify the Corporation whether or not it will participate in the Offering, failing which the Corporation shall be free to conduct the Offering without the participation of the Investor.

(4) Upon receipt of an Offering Notice, the Investor may, in its discretion, at any time until he expiry and deemed declination of the Offering Notice as set forth in Section 3.1(3) hereof, shall give written notice to the Corporation (the "Subscription Notice") of its election to exercise its Participation Right and of the number of Offered Securities the Investor wishes to purchase. The Subscription Notice (which shall represent the acceptance of the Corporation's Offering Notice) shall constitute a binding agreement by the Investor to subscribe for and purchase, and by the Corporation to issue and sell to the Investor, on the terms and conditions in the Offering Notice, the number or amount of Offered Securities as are to be issued to the Investor therein.

(5) Upon receipt of a Subscription Notice, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the Exchanges and any required approvals under securities laws), which approvals the Corporation shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations), the Corporation shall issue to the Investor or its nominee, against payment of the subscription price payable in respect thereof, that number of Offered Securities set forth in the Subscription Notice. The Parties agree that the Offering of any Offered Securities to the Investor pursuant to this Section 3.1(5) shall be on the same terms and conditions as, and shall occur concurrently with the completion of the relevant Offering.

(6) All of the Offered Securities not subscribed for by the Investor within the time limit specified in the Offering Notice will be available for issuance, and may be issued, together with the other Offered Securities under the Offering, by the Corporation to any Person (and in the case of an underwritten offering, to the underwriter or underwriters) at not less than the Issue Price set forth in the Offering Notice.

(7) The purchase of any Offered Securities pursuant to Section 3.1(2) shall be at the Issue Price and shall not be subject to any premium. If the Offered Securities being issued under an Offering are to be issued for consideration other than cash consideration, the consideration per Offered Security payable by the Investor upon exercise of its Participation Right shall be the cash equivalent of the fair market value of the non-cash consideration per Offered Security to be paid by the other acquirors of Offered Securities under the Offering, as determined by the board of directors of the Corporation, acting reasonably.

(8) The provisions of this Article 3 shall cease to apply without the ability to be reinstated on the first date following the issuance of the Issued Shares upon which the Equity and Voting Interest of the Investor is less than Threshold Percentage (which, for this purpose, shall be calculated excluding any Common Shares issued as the result of an Exempt Issuance from the denominator to the definition of Equity and Voting Interest of the Investor).

ARTICLE 4
TRANSFER OF SECURITIES

Section 4.1 Restriction on Transfer

(1) The Investor shall not, sell or transfer any of the Issued Shares or Offered Securities acquired pursuant to Article 3 hereof (a "Disposition") until the date that is 12 months after the date hereof, except:

(a) to an Affiliate of the Investor, who agrees in writing to be bound by the terms of this Agreement to the same extent as the Investor;

(b) to a Person or Person acting jointly or in concert who is or are at arm's length to Investor or any Affiliate of the Investor and who has or have made, or has or have agreed to make, an offer to all other holders of securities of the Corporation of the same class of securities proposed to be sold by the Investor to acquire such securities for the same amount and type of consideration and on the same terms and conditions as the proposed sale or transfer of the Investor's securities and such offer is supported by the Board;

(c) pursuant to a Change of Control Transaction; or

(d) with the prior written consent of the Corporation.

(2) The Investor will promptly inform the Corporation of any Disposition made pursuant to this Article 4.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

Section 5.1 Representations and Warranties of the Corporation

The Corporation represents and warrants to the Investor, and acknowledges that the Investor is relying on such representations and warranties in completing the transactions contemplated by this Agreement, that:

(a) the Corporation is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement;

(b) this Agreement has been duly executed and delivered by the Corporation;

(c) this Agreement constitutes the valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect; and

(d) the execution and delivery of this Agreement by the Corporation and the performance by the Corporation of its obligations hereunder do not and will not conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under, any provision of: (i) any judgment, decree, order or award of any governmental authority having jurisdiction over it; (ii) any applicable law; (iii) any provision of its constating documents or resolutions of its Board (or any committee thereof) or shareholders; or (iv) any license or registration or any agreement, contract or commitment, written or oral which the Corporation is a party or subject to or bound by.

ARTICLE 6
GENERAL

Section 6.1 Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares or other securities:

(a) resulting from the conversion, reclassification, redesignation, subdivision, consolidation of other change to any of the shares of the Corporation held by the Investor; or

(b) of the Corporation or any successor body corporate that may be received by the Investor on a merger, amalgamation, arrangement or other reorganization of or including the Corporation; and

and prior to any action referred to in (a) or (b) above being taken the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 6.1.

Section 6.2 No Partnership

Nothing in this Agreement will be deemed to constitute a partnership, agency or similar relationship between the Investor and the Corporation or to authorize either Party to bind the other.

Section 6.3 Expenses

Each Party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement and all documents and instruments executed or delivered pursuant to this Agreement.

Section 6.4 Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

Section 6.5 Assignment and Enurement

Neither this Agreement nor any rights, benefits, duties or obligations under this Agreement shall be assignable by any Party other than by the Investor (or an Affiliate thereof) to an Affiliate of the Investor or such Affiliate (in which case no consent to such an assignment shall be required of the Corporation).  Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

Section 6.6 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the matters herein and therein and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter hereof.  There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided this Agreement.  This Agreement shall not be amended, added to or qualified except by written agreement signed by the Parties.

Section 6.7 Waiver

Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing.  No indulgence or forbearance by a Party shall constitute a waiver of such Party's right to insist on performance in full and in a timely manner of all covenants in this Agreement.  Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

Section 6.8 Notices

All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by email or delivered by registered mail or postage prepaid, addressed as follows:

(a) to the Corporation:

Integra Resources Corp.

Suite 1050, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention:  George Salamis, Chief Executive Officer
email:  [Redacted: Confidential Information]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

885 W. Georgia Street, Suite 2200

Vancouver, BC V6C 3E8

Attention: David Redford and David Gardos
email:   [Redacted: Confidential Information] / [Redacted: Confidential Information]

(b) to the Investor:

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver BC V6E 0C3

Attention:  SVP, Legal
email:  [Redacted: Confidential Information]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

745 Thurlow Street, Suite 2400

Vancouver, BC V6E 0C5

Attention: Roger Taplin
email:  [Redacted: Confidential Information]

or at such other address or email of which the addressee may from time to time may notify the addressor.  Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above must be accompanied by the sending of an email to the addresses set out above and shall not considered to have been so delivered for the purposes hereof unless and until such email has been so sent and shall be deemed to have been given and received on the day it is so delivered at such address.  If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee's local time), then the notice shall be deemed to have been given and received on the next Business Day.

Section 6.9 Severability

If, in any jurisdiction, any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be restricted, invalid or unenforceable:  (a) the remainder of this Agreement or the application of such provision or portion thereof to any other Person or circumstance shall not be affected thereby; and (b) the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth herein.  Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

Section 6.10 Counterparts; Electronic Signatures

This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original.  All such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above.  This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 6.11 Governing Law and Jurisdiction for Disputes

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated, in all respects, as a British Columbia contract.  The Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

Section 6.12 Third Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and it is not the intention of the Parties to confer any third party beneficiary rights and this Agreement does not confer any such rights, upon any Person (other than such directors or former directors).

Section 6.13 Remedies

The Parties agrees that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach pursuant to Article 3 or Article 4 of this Agreement by the Corporation, the Investor will be entitled to equitable relief, including injunctive relief and specific performance.  Such remedies will not be the exclusive remedies for any breach or threatened breach pursuant to Article 3 or Article 4 of this Agreement but will be in addition to all other remedies available at law or in equity.

[Remainder of page intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement on the date first above written.

INTEGRA RESOURCES CORP.

By:	"George Salamis"
	Name:	George Salamis
	Title:	Chief Executive Officer

WHEATON PRECIOUS METALS CORP.

By:	"Haytham Hodaly"
	Name:	Haytham Hodaly
	Title:	SVP, Corporate Development